Exhibit 99.(a)(1)(M)

To:	Specified Employees
From:	David W. Copeland
Subject:	Notification Regarding Amendment No. 1 to Offer to Amend Eligible Outstanding Stock Options
     As you may know, Concho Resources Inc. is conducting an offer to amend certain options, as described in more detail in the Offer to Amend Eligible Outstanding Stock Options (the “Offering Memorandum”) and other related tender offer materials previously filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2007, copies of which you should have already received.
     This notice is to inform you that on December 10, 2007, we made certain amendments to the Offering Memorandum (“Amendment No. 1 to Offer to Amend Eligible Outstanding Stock Options”), which are attached to this email. Except as expressly amended and supplemented in Amendment No. 1 to Offer to Amend Eligible Outstanding Stock Options, the Offer remains subject to the conditions set forth in the Offering Memorandum and other related tender offer materials filed by Concho Resources Inc. with the SEC, including the requirement to submit an Election Form before 11:59 p.m. CST on December 28, 2007.
     If you have previously submitted an Election Form, you are not required to do anything further as a result of this notification.
     If you have any questions regarding the Offer, you can contact David W. Copeland or Curt F. Kamradt at 432-683-7443.